Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Unaudited, Expressed in Canadian dollars)

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		March 31, 2024	December 31, 2023
	Note	$	$
ASSETS

Cash and cash equivalents		20,313,926	25,971,261
Short-term investments	3	11,205,145	5,064,904
Marketable securities	4	1,308,400	1,030,880
Other assets		1,343,928	1,282,915
CURRENT ASSETS		34,171,399	33,349,960

Property, plant and equipment		129,170	159,604
Right-of-use assets		120,877	172,611
Exploration and evaluation assets	5	111,902,410	110,236,198

ASSETS		146,323,856	143,918,373

LIABILITIES

Accounts payable and accrued liabilities		4,196,913	4,276,310
Current portion of lease obligation		139,766	185,515
CURRENT LIABILITIES		4,336,679	4,461,825

Lease obligations		-	12,298

LIABILITIES		4,336,679	4,474,123

SHAREHOLDERS' EQUITY

Share capital	6	219,917,135	216,289,331
Contributed surplus		38,607,130	38,084,656
Deficit		(116,537,088)	(114,929,737)

SHAREHOLDERS' EQUITY		141,987,177	139,444,250

LIABILITIES AND SHAREHOLDERS' EQUITY		146,323,856	143,918,373

Subsequent event	14

Approved by the Board of Directors

/s/ Michael Vitton Director	/s/ Klaus Zeitler Director

The accompanying notes are an integral part of these consolidated financial statements	- 2 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31,		2024	2023
	Note	$	$

Depreciation		51,734	51,725
Filing and regulatory fees		223,880	229,360
Office and administration		118,243	115,888
Professional fees		462,465	75,252
Share-based payments	8a	642,961	207,011
Shareholder communication and travel		185,682	183,222
Wages and benefits		541,660	459,001

CORPORATE EXPENSES		2,226,625	1,321,459

Foreign exchange loss		(879)	(195)
Interest income		(340,875)	(169,798)
Unrealized gain on marketable securities	4	(277,520)	(40,860)

LOSS AND COMPREHENSIVE LOSS		1,607,351	1,110,606

Basic and diluted loss per share		0.01	0.01

Weighted average number of common shares outstanding		167,107,495	152,634,678

The accompanying notes are an integral part of these consolidated financial statements	- 3 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,		2024	2023
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(1,607,351)	(1,110,606)

ITEMS NOT AFFECTING CASH
Depreciation		51,734	51,725
Finance costs		3,571	8,008
Gain on marketable securities		(277,520)	(40,860)
Share-based payments		642,961	207,011
		420,746	225,884

Non-cash working capital items
Change in accrued interest		(66,268)	(84,192)
Change in other assets		69,039	26,167
Change in accounts payable and accrued liabilities		147,540	(435,389)
		150,311	(493,414)

OPERATING ACTIVITIES		(1,036,294)	(1,378,136)

FINANCING ACTIVITIES

Private placement		3,323,363	-
Private placement issuance costs		(106,037)	-
Exercise of stock options	8a	217,500	1,440,000
Lease payments		(61,618)	(61,018)

FINANCING ACTIVITIES		3,373,208	1,378,982

INVESTING ACTIVITIES
Purchase of short-term investments		(6,073,973)	-
Redemption of short-term investments		-	5,000,000
Mineral property expenditures		(1,920,276)	(3,196,373)

INVESTING ACTIVITIES		(7,994,249)	1,803,627

CHANGE IN CASH AND CASH EQUIVALENTS		(5,657,335)	1,804,473

Cash and cash equivalents - Beginning		25,971,261	1,341,267

CASH AND CASH EQUIVALENTS - ENDING		20,313,926	3,145,740

The accompanying notes are an integral part of these consolidated financial statements	- 4 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2022	151,597,489	183,542,846	37,790,810	(111,591,438)	109,742,218

Exercise of stock options	1,200,000	1,976,066	(536,066)	-	1,440,000
Exercise of restricted share units	60,108	124,794	(124,794)	-	-
Share-based payments	-	-	371,776	-	371,776
Loss and comprehensive loss	-	-	-	(1,110,606)	(1,110,606)

MARCH 31, 2023	152,857,597	185,643,706	37,501,726	(112,702,044)	110,443,388
Private placement	12,438,407	29,591,624	-	-	29,591,624
Private placement issuance costs	-	(305,253)	-	-	(305,253)
Exercise of stock options	525,000	789,174	(204,174)	-	585,000
Exercise of restricted share units	270,241	570,080	(570,080)	-	-
Share-based payments	-	-	1,357,184	-	1,357,184
Loss and comprehensive loss	-	-	-	(2,227,693)	(2,227,693)
		-	-	-	-
DECEMBER 31, 2023	166,091,245	216,289,331	38,084,656	(114,929,737)	139,444,250

Private placement	2,461,750	3,323,363	-	-	3,323,363
Private placement issuance costs	-	(106,037)	-	-	(106,037)
Exercise of stock options	275,000	285,788	(68,288)	-	217,500
Exercise of restricted share units	61,208	124,690	(124,690)	-	-
Share-based payments	-	-	715,452	-	715,452
Loss and comprehensive loss	-	-	-	(1,607,351)	(1,607,351)
		-	-	-	-
MARCH 31, 2024	168,889,203	219,917,135	38,607,130	(116,537,088)	141,987,177

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 1200 - 1166 Alberni Street, Vancouver, British Columbia.

While Western has been successful in raising sufficient capital to fund its operations in the past, the Company will need to raise additional funds to complete the development of the Casino Project.  There can be no assurance that it will be able to raise such project financing in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting.  The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards.

These financial statements were approved for issue by the Company's board of directors on May 9, 2024.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating unit for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators during the three months ended March 31, 2024.

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3. SHORT-TERM INVESTMENTS

As at March 31, 2024, the Company had $11,073,973 (December 31, 2023 - $5,000,000) invested in Canadian dollar denominated guaranteed investment certificates ("GICs") plus total accrued interest of $131,172 (December 31, 2023 - $64,904).  GICs are issued by Schedule 1 chartered banks in Canada.

4. MARKETABLE SECURITIES

As at March 31, 2024, the Company held marketable securities with an aggregate fair value of $1,308,400 (December 31, 2023 - $1,030,880), consisting of 2.5 million common shares of Northisle Copper and Gold Inc. with a fair value of $1,300,000 (December 31, 2023 - $1,025,000) and 168,000 common shares of Granite Creek Copper Ltd. with a fair value of $8,400 (December 31, 2023 - $5,880).  The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

5. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2022	89,161,878

Claims maintenance	25,010
Engineering	390,903
Exploration and camp support	7,252,245
Permitting	11,033,794
Salary and wages	1,726,836
Share-based payments	645,532

DECEMBER 31, 2023	110,236,198

Claims maintenance	22,707
Engineering	408,524
Exploration and camp support	(37,341)
Permitting	910,433
Salary and wages	289,398
Share-based payments	72,491

MARCH 31, 2024	111,902,410

6. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On March 25, 2024, the Company completed a private placement with Rio Tinto Canada ("Rio Tinto") pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024 (see below).  Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of $323,363.

On March 1, 2024, the Company completed a private placement with Sandeep Singh, the Company's Chief Executive Officer.  Mr. Singh purchased 2,222,222 common shares of the Company at a price of $1.35 per common share for gross proceeds of approximately $3,000,000.  The Company incurred $106,037 in costs associated with both private placements.

On December 12, 2023, Rio Tinto subscribed for 3,468,208 common shares of the Company at a price of $1.73 per common share for gross proceeds of $6,000,000.  The Company incurred $58,121 in costs associated with the private placement.

On May 1, 2023, in connection with a strategic investment by Mitsubishi Materials Corporation ("Mitsubishi Materials"), Rio Tinto subscribed for 878,809 common shares of the Company at a price of $2.63 per common share for gross proceeds of $2,311,268.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

On April 14, 2023, as part of a strategic investment, Mitsubishi Materials purchased 8,091,390 common shares of the Company at a price of $2.63 per common share for gross proceeds of $21,280,356. The Company incurred $247,132 in costs associated with both private placements.

7. WARRANTS

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2022 and DECEMBER 31, 2023	1,500,000	0.85

	-	-

MARCH 31, 2024	1,500,000	0.85

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	0.92

MARCH 31, 2024	1,500,000	0.85	0.92

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

8. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans").  Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.

a. Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  As at March 31, 2024, the Company could issue an additional 1,059,354 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2022	8,124,334	1.48

Granted	315,000	2.12
Exercised	(1,725,000)	1.17

DECEMBER 31, 2023	6,714,334	1.59

Granted	3,000,000	1.52
Exercised	(275,000)	0.79
Forfeited	(8,000)	2.12

MARCH 31, 2024	9,431,334	1.59

During the three months ended March 31, 2024, the Company recognized an expense in respect of stock options of $523,807, in the statement of loss and comprehensive loss (three months ended March 31, 2023 - $122,068).  During the three months ended March 31, 2024, $14,075 was capitalized (three months ended March 31, 2023 - $120,200) in the exploration and evaluation assets in relation to stock options.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.75 - $1.11	1,675,000	0.91	0.32
$1.41 - $1.60	3,200,000	1.51	4.69
$1.66 - $1.95	2,858,334	1.77	0.95
$2.10 - $2.22	1,698,000	2.12	2.93

MARCH 31, 2024	9,431,334	1.59	2.46

Average share price for options exercised during the three months ended March 31, 2024, was $1.99 (three months ended March 31, 2023 - $2.49).  Of the total stock options outstanding, 7,178,334 were vested and exercisable at March 31, 2024.  The weighted average exercise price of vested stock options is $1.57 and the average remaining contractual life is 1.72 years.

During the three months ended March 31, 2024, the Company granted 3,000,000 (three months ended March 31, 2023 - nil) stock options to employees, directors and consultants.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model.  The weighted average assumptions and resulting fair values for the grant in the prior year are as follows:

Inputs and assumptions	Three months ended March 31, 2024	Year ended December 31, 2023

Exercise price	$1.35	$2.12
Market price	$1.27	$2.10
Expected option term (years)	3.0	3.0
Expected stock price volatility	48.2%	50.6%
Average risk-free interest rate	3.93%	4.22%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE PER OPTION GRANTED	$0.39	$0.79

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

b. Restricted Share Units

The Company granted restricted share units ("RSUs") in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date.  These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at March 31, 2024, the Company could issue an additional 1,164,049 RSUs under the RSU Plan.  A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2022	519,125

RSUs Granted	553,200
RSUs Converted to common shares	(330,349)
RSUs Forfeited	(110,400)

DECEMBER 31, 2023	631,576

RSUs Granted	29,341
RSUs Converted to common shares	(61,208)
RSUs Forfeited	(15,300)

MARCH 31, 2024	584,409

In relation to RSUs, the Company recognized an expense of $119,154 for the three months ended March 31, 2024, (three months ended March 31, 2023 - $84,943) in the statements of loss and comprehensive loss.  During the three months ended March 31, 2024, $58,416 was capitalized, (three months ended March 31, 2023 - $44,565) in the exploration and evaluation assets.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Deferred Share Units

Only directors of the Company are eligible for deferred share units ("DSUs") and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company.  DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at March 31, 2024, the Company could issue an additional 1,481,911 DSUs under the DSU Plan.

Number of shares issuable

DECEMBER 31, 2022	305,400

DSUs Granted	167,200

DECEMBER 31, 2023	472,600

DSUs Granted	-

MARCH 31, 2024	472,600

In relation to DSUs, the Company recognized an expense of $nil during the three months ended March 31, 2024, (three months ended March 31, 2023 - $nil) in the statements of loss and comprehensive loss.

9. KEY MANAGEMENT COMPENSATION

The Company's key management comprise its directors and officers.  The remuneration of key management was as follows:

For the three months ended March 31,	2024	2023
	$	$
Salaries and director fees	528,590	443,611
Share-based payments	654,845	338,569

KEY MANAGEMENT COMPENSATION	1,183,435	782,180

Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

10. SURETY BONDING

The Company holds a surety bonding arrangement with a third-party (the "Surety") in order to satisfy bonding requirements in the Yukon Territory. The total value of the Surety is $786,777 of which $nil is collateralized on the balance sheet as at March 31, 2024 (December 31, 2023 - $nil).

11. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

12. CAPITAL MANAGEMENT

The Company considers capital to be equity composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital restrictions.

13. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to endeavour to ensure that there is sufficient cash on hand to meet short-term business requirements.  Some of the Company's cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are held with Schedule 1 chartered banks in Canada.  Substantially all cash and cash equivalents and short-term investments held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions.  The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three months ended March 31, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.  A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

As at March 31, 2024, the carrying amounts of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

14. SUBSEQUENT EVENT

On April 30, 2024, the Company completed a bought deal public offering of 24,210,526 common shares of the Company at a price of $1.90 per common share for gross proceeds of $45,999,999.

On May 6, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's participation rights as a result of the bought deal public offering completed on April 30, 2024.  Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791.